UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to
SCHEDULE TO

(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LLOYDS BANKING GROUP PLC
     LBG CAPITAL NO. 1 PLC
LBG CAPITAL NO. 2 PLC
(Names of Subject Companies (Issuers))

LLOYDS BANKING GROUP PLC
(Name of Filing Person (Offeror))

LBG Capital No. 1 plc 7.875% Dated Enhanced Capital Notes due 2020 (ISIN XS0459093521 and XS0459093794)
LBG Capital No. 2 plc 7.875% Dated Enhanced Capital Notes due 2020 (ISIN XS0496068429)
LBG Capital No. 1 plc 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473106283 and XS0471767276)
LBG Capital No. 1 plc 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473103348 and XS0471770817)
(Title and CUSIP No. of Class of Securities)

Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom
011-44-207-626-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:
John W. Banes
Davis Polk & Wardwell London LLP
99 Gresham Street
London EC2V 7NG
United Kingdom
Tel. No.: 011-44-207-418-1300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,669,481,330(1)	$215,029.19(2)

(1)
Estimated solely for the purpose of calculating the filing fee in accordance with Rules 0-11(a)(4) and 0-11(b)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and based on the market value of the ECNs (as defined below) calculated as the sum of (i) the product of (a) 105.500%, the average of the high and low as a percentage of par value of the 7.875% Dated Enhanced Capital Notes due 2020, issued by LBG Capital No. 1 plc and fully and unconditionally guaranteed by LBG (as defined below) (the “Series 1 ECNs”) on March 3, 2014, and (b) $985,636,000, the maximum amount of Series 1 ECNs that could be exchanged in the Exchange Offer (as defined below), (ii) the product of (a) 106.188%, the average of the high and low as a percentage of par value of the 7.875% Dated Enhanced Capital Notes due 2020, issued by LBG Capital No. 2 plc and fully and unconditionally guaranteed by Lloyds Bank plc (the “Series 4 ECNs”) on March 3, 2014, and (b) $407,578,000, the maximum amount of Series 4 ECNs that could be exchanged in the Exchange Offer, (iii) the product of (a)105.500%, the average of the high and low as a percentage of par value of the 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG Capital No. 1 plc and fully and unconditionally guaranteed by LBG (the “Series 2 ECNs”) on March 3, 2014, and (b) $196,838,461, the maximum amount of Series 2 ECNs that could be exchanged in the Exchange Offer, and (iv) the product of (a)105.000%, the average of the high and low price as a percentage of par value of the 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG Capital No. 1 plc and fully and unconditionally guaranteed by LBG (the “Series 3 ECNs”) on March 3, 2014, and (b) $0, the maximum amount of Series 4 ECNs that could be exchanged in the Exchange Offer.

(2)
The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) promulgated under the Exchange Act by multiplying the Transaction Valuation by 0.0001288; this filing fee will be offset against the registration fee previously paid in connection with the Offeror’s Registration Statement on Form F-4 filed on March 6, 2014.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$215,029.19	Filing Party:	Lloyds Banking Group plc
Form or Registration No.:	Schedule TO-I	Date Filed:	March 6, 2014

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the tender offer statement on Schedule TO filed on March 6, 2014 (the “Original Schedule TO”), as amended by the Amendment No. 1 to the Original Schedule TO filed on March 27, 2014 (the “Amendment No. 1” and, together with the Original Schedule TO and the Amendment No. 1, the “Schedule TO”), each filed pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the following transactions (the “Exchange Offer”) by LBG Capital No. 1 plc (“LBG 1”) and LBG Capital No. 2 plc (“LBG 2” and, together with LBG 1, the “Offerors”), each an indirect wholly owned subsidiary of Lloyds Banking Group plc (“LBG”):

•
LBG 1’s offer to exchange, on the terms and conditions described in the prospectus dated April 2, 2014 (the “prospectus”), a copy of which is attached hereto as Exhibit (a)(4), Fixed Rate Reset Additional Tier 1 Securities (the “Additional Tier 1 Securities”) issued by LBG, plus accrued and unpaid interest in cash, plus (if applicable) cash amounts in lieu of any fractional Additional Tier 1 Securities, for (1) 7.875% Dated Enhanced Capital Notes due 2020, issued by LBG 1 and fully and unconditionally guaranteed by LBG (the “Series 1 ECNs”), (2) 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG 1 and fully and unconditionally guaranteed by LBG (the “Series 2 ECNs”) and (3) 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG 1 and fully and unconditionally guaranteed by LBG (the “Series 3 ECNs”).

•
LBG 2’s offer to exchange, on the terms and conditions described in the prospectus, Additional Tier 1 Securities, plus accrued and unpaid interest in cash, plus (if applicable) cash amounts in lieu of any fractional Additional Tier 1 Securities, for 7.875% Dated Enhanced Capital Notes due 2020, issued by LBG 2 and fully and unconditionally guaranteed by Lloyds Bank plc (the “Series 4 ECNs” and, collectively with the Series 1 ECNs, the Series 2 ECNs and the Series 3 ECNs, the “ECNs”).

Capitalized terms used herein and not defined otherwise defined have the respective meanings assigned to such terms in the Original Schedule TO, Amendment No. 1 and the prospectus, as applicable. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Original Schedule TO or Amendment No. 1.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On April 3, 2014, LBG issued a press release announcing the final results of the Exchange Offer, which expired at 11:59 p.m. (New York City time) on Wednesday, April 2, 2014. The aggregate principal amount of each series of ECNs validly tendered and accepted for exchange is set out below:

Exchange Priority	Offeror	Enhanced Capital Notes	ISIN	Exchange Consideration(1)	Principal Amount Outstanding	Principal Amount Accepted in Exchange Offer	Principal Amount Outstanding Following Exchange Offer
1	LBG Capital No. 1 plc	LBG Capital No. 1 plc 7.875% Dated Enhanced Capital Notes due November 1, 2020	XS0459093521 XS0459093794	$1,060.00 principal amount of Additional Tier 1 Securities	$985,636,000	$916,242,000	$69,394,000
2	LBG Capital No. 2 plc	LBG Capital No. 2 plc 7.875% Dated Enhanced Capital Notes due March 19, 2020	XS0496068429	$1,062.50 principal amount of Additional Tier 1 Securities	$407,578,000	$78,625,000	$328,953,000
3	LBG Capital No. 1 plc	LBG Capital No. 1 plc 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes	XS0473106283 XS0471767276	$1,057.50 principal amount of Additional Tier 1 Securities	$1,258,631,000	$601,820,000	$656,811,000
4	LBG Capital No. 1 plc	LBG Capital No. 1 plc 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes	XS0473103348 XS0471770817	$1,060.00 principal amount of Additional Tier 1 Securities	$276,658,000	$0	$276,658,000

(1)	Principal amount of Additional Tier 1 Securities to be issued in exchange for each $1,000 of ECNs.

3

Additional Tier 1 Securities	ISIN	Currency	New Issue Price	Initial Coupon	Reset Coupon	Conversion Price	First Call Date	Aggregate Principal Amount Issued
Fixed Rate Reset Additional Tier 1 Securities	US539439AG42	USD	100%	7.5%	5-year MS+4.76%	$1.072	June 27, 2024	$1,675,000,000

The Minimum New Issue Size condition has been satisfied. The Offerors have accepted for exchange all validly tendered ECNs with Exchange Priority 1 to 2, $601,820,000 in aggregate principal amount of validly tendered ECNs with Exchange Priority 3 (which represents a proration factor of approximately 60.004%), and none of the tendered ECNs with Exchange Priority 4.

The aggregate principal amount of Additional Tier 1 Securities to be issued pursuant to the Exchange Offer is $1,675,000,000. ECNs that have not been accepted for purchase by the relevant Offeror will remain outstanding following the Exchange Offer.

A copy of the press releases are filed as exhibit (a)(5)(ii) and (a)(5)(iii) to the Schedule TO and are incorporated herein by reference.

Item 12. Exhibits.

Exhibits filed as part of this Amendment are listed below. Exhibits incorporated by reference are so indicated.

Number	Description
(a)(1)	Not applicable.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)***	Prospectus, dated April 2, 2014.
(a)(5)(i)**	Press release announcing the Exchange Offer.
(a)(5)(ii)	Press release, dated April 3, 2014.
(a)(5)(iii)	Press release, dated April 3, 2014.
(b)	Not applicable.
(d)(1)*	Trust Deed dated December 1, 2009 among LBG 1, LBG 2, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited related to, among others, the Series 1 ECNs.
(d)(2)*
Supplemental Trust Deed dated December 10, 2009 among LBG 1, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited related to the Series 1 ECNs, including the Pricing Schedule relating to the Series 1 ECNs.

(d)(3)*	Deed Poll dated December 1, 2009, entered into by LBG related to, among others, the Series 1 ECNs.
(d)(4)*
Trust Deed dated December 1, 2009 among LBG 1, LBG 2, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited related to, among others, the Series 2 ECNs, Series 3 ECNs and Series 4 ECNs under the £5,000,000,000 Enhanced Capital Note Programme.

(d)(5)*	Deed Poll dated December 1, 2009, entered into by LBG related to, among others, Series 2 ECNs, Series 3 ECNs and Series 4 ECNs under the £5,000,000,000 Enhanced Capital Note Programme.

4

Number	Description
(d)(6)*	Final Terms dated December 14, 2009 in respect of the Series 2 ECNs.
(d)(7)*	Final Terms dated December 16, 2009 in respect of the Series 3 ECNs.
(d)(8)*	Final Terms dated March 17, 2010 in respect of the Series 4 ECNs.
(g)	Not applicable.
(h)	Not applicable.

*	Incorporated by reference to LBG’s Registration Statement on Form F-4 filed with the Commission on March 6, 2014.
**	Incorporated by reference to Schedule TO-I filed with the Commission on March 6, 2014.
***	Previously filed pursuant to Rule 424 of Securities Exchange Act of 1933 with the Commission on April 2, 2014.

5

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 3, 2014

LLOYDS BANKING GROUP PLC
By:	/s/ E. Short
Name: E. Short
Title: Authorised Attorney